EXHIBIT 99.1

WANDA SPORTS GROUP COMPANY LIMITED
 (Incorporated in Hong Kong with limited liability)
(NASDAQ: WSG)
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
(Address of principal executive office)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 27, 2020

Important Notice Regarding the Availability of Proxy Materials for the Annual
General Meeting of Shareholders to be Held on May 27, 2020

This Notice is to inform you that Wanda Sports Group Company Limited (the “Company”) will hold an Annual General Meeting of Shareholders at Conference Room 5, 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, PRC on May 27, 2020 at 2 p.m., Hong Kong time (the “AGM”) and the proxy statement for such meeting is now available in electronic form. Follow the instructions below to view the proxy statement and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to Deutsche Bank Trust Company Americas, as depositary for the ADSs. The items to be voted on are also set out below. The board of directors of the Company has fixed the close of business on April 28, 2020, New York time, as the record date (the “Record Date”). Shareholders of the Company whose names are entered, as members, in the Company’s register of members (the “Shareholders” and each of them a “Shareholder”) on the Record Date are entitled to attend and vote at the AGM. Holders of ADSs of record on the Record Date who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, depositary for the ADSs.

This communication presents only an overview of the more complete proxy statement that is available to you in electronic form. We encourage you to access and review all of the important information contained in the proxy statement before voting or, in the case of holders of ADSs, submitting your voting instructions to Deutsche Bank Trust Company Americas, as depositary for the ADSs.

In accordance with the articles of association of the Company and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong), each Shareholder is regarded as having agreed that the documents or information relating to the AGM may be sent or supplied by the Company to it by making such documents or information available on a website. This electronic approach is a more convenient and efficient channel of communication and helps reduce consumption of the world’s natural resources and save printing and mailing costs for the Company.

Please refer to the proxy form (for holders of Shares) or the ADS Voting Instruction Card (for holders of ADSs). The proxy statement for the AGM is available at http://investor.wsg.cn/ under the heading “News & Events” and has also been included as an exhibit to a Report of Foreign
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Private Issuer on Form 6-K, submitted by the Company to the Securities and Exchange Commission (“SEC”) on April 28, 2020 and is accessible via the SEC’s EDGAR website (click here).  If you want to receive a paper or email copy of the proxy statement, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

The audited consolidated financial statements and the reports of the board of directors of the Company and the auditors of the Company for the years ended December 31, 2018 and 2019 will be made available before the date of the AGM at http://investor.wsg.cn/ under the heading “Financials & Filings” and will also (other than the report of the board of directors of the Company) be included in the Company’s annual report on Form 20-F to be filed by the Company with the SEC, which will be accessible via the SEC’s EDGAR website (click here). The report of the board of directors of the Company will also be included as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be submitted by the Company to the SEC, which will be accessible via the SEC’s EDGAR website (click here).

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NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first annual general meeting of Wanda Sports Group Company Limited (the “Company”) will be held at Conference Room 5, 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, PRC on May 27, 2020 at 2 p.m., Hong Kong time (the “AGM”) or any adjournment thereof for the purpose of transacting the following businesses:

1.	To re-elect each of the following members of the Board:
(a)	Edwin Fung;
(b)	Andrew Messick;
(c)	Yimin Gao; and
(d)	Kenneth Jarrett.
2.	To authorize the Board to fix the remuneration of the directors of the Company for the year ended December 31, 2020.
3.	To re-appoint Ernst & Young Hua Ming LLP as the auditors of the Company and to authorize the Board to fix their remuneration for the year ended December 31, 2020.
4.
To receive the audited consolidated financial statements and the reports of the board of directors of the Company (the “Board”) and the auditors of the Company for the years ended December 31, 2018 and 2019 (collectively, the “Reporting Documents”), which will be available on our website at http://investor.wsg.cn/ under the heading “Financials & Filings” before the date of the AGM and will also be included (other than the report of the Board) in the Company’s annual report on Form 20-F to be filed by the Company with, or (with respect to the report of the Board) in a Report of Foreign Private Issuer on Form 6-K to be submitted by the Company to, the SEC, which both will be accessible via the SEC’s EDGAR website (click here).

The foregoing item of business is more fully described in the proxy statement which you may access at http://investor.wsg.cn/ under the heading “News & Events” and which has also been included as an exhibit to a Report of Foreign Private Issuer on Form 6-K, submitted by the Company to the SEC on April 28, 2020 and is accessible via the SEC’s EDGAR website (click here).

Holders of Shares
You should vote by either attending the meeting in person or by returning the attached proxy form to the mailing or email address set forth therein. If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Su Li, at 2020agm@wsg.cn or +86 (10) 8585 3608. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy.

Holders of American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary for the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card. Upon the delivery by a holder of ADSs of a signed and completed ADS Voting Instruction Card as instructed therein, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions other than by giving a proxy to the chairman of the AGM as set forth
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below.  Holders of ADSs may attend, but not vote at, the AGM. Further information on voting of the ADSs is set out in the deposit agreement, dated July 26, 2019 among the Company, Deutsche Bank Trust Company Americas and the holders from time to time of ADS, which holders of ADSs are encouraged to read and understand.

Deutsche Bank Trust Company Americas and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Class A Ordinary Shares underlying your ADSs are not able to be voted at the AGM, there may be nothing you can do.

FOR THE BOARD OF DIRECTORS

/s/ Lin Zhang

Lin Zhang
Member of the Board of Directors Chairman of the Board

Beijing, The People’s Republic of China
Date: April 28, 2020

Notes:
1.
Considering the outbreak of the coronavirus (COVID-19), certain measures will be implemented at the AGM with a view to addressing and minimizing the risk to attendees of infection. The Company reminds attendees that they should carefully consider the risks of attending the AGM, taking into account their own personal circumstances. In light of the epidemic situation of COVID-19, Shareholders may consider appointing the chairman of the AGM as its/his/her proxy to vote on the resolutions, instead of attending the AGM in person.

2.
For the purpose of ascertaining the Shareholders’ entitlement to the attendance of and voting at the AGM, all share transfers accompanied by the relevant share certificates must be lodged with the Company, at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, PRC for the attention of Su Li not later than 4:30 p.m. on April 28, 2020.

3.
A proxy form for use at the AGM is enclosed.  Whether or not you intend to attend the AGM in person, you are encouraged to complete and return the enclosed proxy form in accordance with the instructions set forth therein. To be valid, the proxy form must be completed and returned to the mailing or email address set forth therein as soon as possible and in any event, not less than 48 hours before the time appointed for holding the AGM (i.e. not later than 2 p.m. on May 25, 2020) or any adjournment thereof.

4.
The chairman of the AGM may adjourn the AGM to a later date and/or time in accordance with the articles of association of the Company and applicable laws. Pursuant to the articles of association of the Company, when a meeting is adjourned for thirty (30) days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Board.

5.
Pursuant to the articles of association of the Company, the voting on the resolution at the AGM will be conducted by way of poll.  Every Shareholder holding Class A Ordinary Shares present in person or by proxy shall have one (1) vote for each Class A Ordinary Share it holds and every Shareholder holding Class B Ordinary Shares present in person or by proxy shall have four (4) votes for each Class B Ordinary Share it holds.

6.	References to time and dates in this document are to Hong Kong time and dates (unless otherwise noted).

As at the date of this Notice, the executive Directors are Mr. Lin Zhang, Mr. Philippe Blatter, Mr. Hengming Yang, Mr. Honghui Liao, Mr. Andrew Messick and Mr. Yimin Gao and the independent non-executive Directors are Mr. Edwin Fung and Mr. Kenneth Jarrett.

Website of the Company: http://www.wsg.cn

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